Exhibit 12.1

Trupanion, Inc.
Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings:
Net loss before income taxes	$(8,267)	$(21,184)	$(17,091)	$(6,858)	$(1,931)
Add: amortization of capitalized interest[1]	(64)	(241)	127	50	3
Add: fixed charges	913	10,900	277	345	849
Earnings as defined	$(7,418)	$(10,525)	$(16,687)	$(6,463)	$(1,079)
Fixed Charges and Preferred Stock Dividends:
Interest expense[2]	$875	$10,857	$231	$287	$744
Estimated interest component of rent expenses[3]	38	43	46	58	105
Total fixed charges	913	10,900	277	345	849
Preferred stock dividends	—	—	—	—	—
Total fixed charges and preferred stock dividends	$913	$10,900	$277	$345	$849
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

1Amortization of capitalized interest expense is presented net of capitalized interest.
2Includes an amount originally recorded as discount on a loan incurred in 2013, which was written off by the Company in conjunction with the IPO occurring in 2014.
3The estimated interest component of rent expenses is calculated based on the interest rates on the Company’s credit facility.